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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

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                                 ONDISPLAY, INC.
                            (Name of Subject Company)

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                            WHEELS ACQUISITION CORP.
                              VIGNETTE CORPORATION
                        (Name of Filing Person- Offeror)

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                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    68232l00
                          (CUSIP Number of Securities)


                                  DAVID BRODSKY
                              VIGNETTE CORPORATION
                           901 SOUTH MOPAC EXPRESSWAY
                               AUSTIN, TEXAS 78746
                                 (512) 306-4300

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           (Name, address, including zip code, and telephone number of
                    Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

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                                   Copies to:
                                DAVID W. FERGUSON
                              DAVIS POLK & WARDWELL
                               1600 EL CAMINO REAL
                              MENLO PARK, CA 94025
                                 (650) 752-2000

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|_|  Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|



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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO filed by Vignette Corporation, a Delaware corporation ("Vignette"), and Wheels Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Vignette ("Wheels"), on June 2, 2000 (the "Schedule TO"), relating to the offer (the "Offer") by Wheels to exchange each issued and outstanding share of common stock, par value $.001 per share (the "OnDisplay Shares") of OnDisplay, Inc., a Delaware corporation ("OnDisplay"), for shares of common stock, par value $.01 per share (the "Vignette Shares"), of Vignette based on the exchange ratio described in the Prospectus referenced below.

     The Offer is made pursuant to an Agreement and Plan of Merger, dated as of May 21, 2000, by and among Vignette, Wheels and OnDisplay which contemplates the merger of Wheels into OnDisplay (the "Merger"). Vignette has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the Vignette Shares to be issued to stockholders of OnDisplay in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are Exhibits (a) (1) and (a) (2) hereto.

     All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Vignette, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 11.       ADDITIONAL INFORMATION

     Item 11 is hereby amended and supplemented as follows:

     On June 2, 2000, Vignette Corporation issued the press release contained in Exhibit (a)(8) hereto. The information set forth in the press release is incorporated herein by reference.

ITEM 12.       EXHIBITS.

     (a)(1) Prospectus relating to Vignette Shares to be issued in the Offer and the Merger (incorporated by reference from Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

     (a)(2) Form of Letter of Transmittal (incorporated by reference to exhibit 99.1 to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

     (a)(8)    Text of press release issued by Vignette Corporation dated
               June 2, 2000 (incorporated by reference to the filing under Rule 425 under the Securities Act of 1933 by Vignette Corporation on June 2, 2000).



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2000



                                   WHEELS ACQUISITION CORP.



                                   By: /s/ Charles W. Sansbury
                                       ----------------------------------------
                                       Name: Charles W. Sansbury
                                       Title: Vice President and Secretary



                                   VIGNETTE CORPORATION



                                   By: /s/ Charles W. Sansbury
                                      -----------------------------------------
                                       Name: Charles W. Sansbury
                                       Title: Senior VP, Corporate Development





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                                  EXHIBIT INDEX

EXHIBIT NUMBER                           EXHIBIT NAME
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(a) (1)              Prospectus relating to Vignette Shares to be issued in
                     the Offer and the Merger (incorporated by reference from Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

(a) (2) Form of Letter of Transmittal (incorporated by reference to exhibit 99.1 to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

(a) (8) Text of press release issued by Vignette Corporation dated June 2, 2000 (incorporated by reference to the filing under Rule 425 under the Securities Act of 1933 by Vignette Corporation on June 2, 2000).









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